EXHIBIT 4.15

Distribution Agreement

This Distribution Agreement (hereinafter referred to as the "Agreement" ) is made as of May 19th 2009 (the "Effective Date") entered into by and between

1. Cell Kinetics, Ltd.

with its business address at 2 Yodfat St., Global Park, P.O. Box 1112, Lod 71291, Israel

(hereinafter referred to as the "SUPPLIER")

And

2. EuroClone SpA.

with its business address at Via Figino, 20/22 - 20016 Pero (MI), Italy

(hereinafter referred to as the "DISTRIBUTOR")

as follows:

1. Subject matter of the Agreement

1.1 SUPPLIER grants DISTRIBUTOR, subject to DISTRIBUTOR'S performance of all of his obligations under this Agreement, the right of limited exclusivity distribution of the CK Chip for research applications and its related accessories, as it is described in Annex 1 attached hereto (hereinafter referred to as the "PRODUCTS") in the TERRITORY (as defined below) in accordance with the terms and conditions of this Agreement.

1.2 DISTRIBUTOR shall buy and sell the PRODUCTS under the CK Chip™ brand in its own name and for its own account as an independent contractor. DISTRIBUTOR shall not be authorized or empowered to act in the name of SUPPLIER.

2. Term of the Agreement

This Agreement is entered into effect on the Effective Date, and shall terminate in accordance with Section 8 herein (the "Term"). During the Term of the Agreement, the parties shall discuss and renegotiate its commercial terms in good faith once a year, six (6) months prior to the beginning of each new year, after 18 months have lapsed from the Effective Date.

3. Contract territory

3.1 The contract territory shall be Italy (hereinafter and hereinabove referred to as the „TERRITORY“).

3.2 DISTRIBUTOR undertakes to act with all due diligence and good faith in order to promote the sale of the PRODUCTS in the TERRITORY.  DISTRIBUTOR declares and warrants that it is free to contract with SUPPLIER to perform the services contemplated by this Agreement and that such contract or performance thereunder will not violate any agreement, fiduciary obligation, or restrictions to which DISTRIBUTOR may be subject.  DISTRIBUTOR does not undertakes any sales activities in respect of PRODUCTS outside the TERRITORY.

4. Duties of SUPPLIER

4.1 SUPPLIER shall support the sales and customer support by DISTRIBUTOR in the TERRITORY as it deems appropriate.

4.2 SUPPLIER shall make available soft copies of the brochures or catalogues in English, as well as up to one hundred (100) hard copies of English brochures to DISTRIBUTOR at its disposal free of charge. In addition, SUPPLIER shall make available advertising materials such as the pictures or digital data to DISTRIBUTOR at its disposal free of charge.  DISTRIBUTOR will bear the printing costs for the brochures, catalogues or advertisements in Italian.  SUPPLIER will provide additional English brochures or catalogues to DISTRIBUTOR at SUPPLIER’S then applicable prices.

4.3 SUPPLIER shall update DISTRIBUTOR on the developments and the improvements in respect of the PRODUCTS. SUPPLIER further undertakes to provide the trainings in connection with product innovations if it is required, as it deems appropriate.

4.4 PRODUCTS will be shipped from ex-works SUPPLIER’S factory (Incoterms 2000).  SUPPLIER shall coordinate shipment of the PRODUCTS with DISTRIBUTOR.

4.5 SUPPLIER reserves the right to cease manufacturing or distributing any or all the PRODUCTS subject to a prior written notice of one hundred and twenty (120) days to DISTRIBUTOR.

4.6 SUPPLIER reserves the right to alter or change any or all the PRODUCTS without prior notice.  If such change affects the specification or performance of the PRODUCTS, SUPPLIER shall give DISTRIBUTOR the prior written notice of forty five (45) days.

5. Duties of DISTRIBUTOR

5.1 Upon signing of this Agreement, DISTRIBUTOR shall place an initial purchase order to SUPPLIER of ten (10) packs of CKChips and five (5) Starter Kits.

Additionally, Distributor shall be obligated to a minimum yearly purchase of a total of sixty (60) Starter Kits. To avoid any doubt, Distributor’s failure to comply with such minimum purchase obligation shall give Supplier the right to terminate the Agreement in accordance with the provisions of Section 8.(b) herein.

5.2 DISTRIBUTOR shall not make any statement, and shall not behave in any way that may be interpreted as an implicit statement, relating to the PRODUCTS unless such statement is expressly included in the documents provided by SUPPLIER or in any written instruction.

5.3 During the Term of this Agreement, DISTRIBUTOR shall not produce or distribute, or assist any third parties in producing or distributing, products that compete with the PRODUCTS. The aforesaid shall include e.g. the support of any own or third party activity, either for or without consideration, by financial means (own or external funds) or the provision of advice. DISTRIBUTOR undertakes to forthwith inform SUPPLIER of any infringement of SUPPLIER’S intellectual property rights of which DISTRIBUTOR becomes aware.

5.4 It is the intention of both parties to establish the distribution possibilities and technical competence in the TERRITORY in the best possible way.  DISTRIBUTOR undertakes to use its best efforts for promoting the sales of the PRODUCTS.  Without derogating from the above, DISTRIBUTOR is committed, under this Agreement, to perform, fully, diligently and faithfully, all of his duties and obligations as they are further described in the sales and marketing plan attached hereto as Annex 2 (the “Sales and Marketing Plan”).

5.5 DISTRIBUTOR shall not disclose to third parties the business secrets DISTRIBUTOR learns in connection with the activities. The aforesaid shall also apply if such information is no longer secret due to a breach by DISTRIBUTOR of its confidentiality obligation.  Without derogating from the above, the parties have signed, and are bound by, the non-disclosure agreement attached hereto as Annex 3 (“NDA”).

5.6 DISTRIBUTOR shall submit the order forecast for the subsequent 3 months at the beginning of each quarter, for any CKChip products which may be required beyond the units purchased by DISTRIBUTOR under the purchase orders set forth in Section 5.1 above. DISTRIBUTOR shall moreover inform SUPPLIER about any circumstances that may be significant in connection with the performance of this Agreement or otherwise for the distribution of the PRODUCTS.

5.7 All right, title and interest in and to the patents, service marks, copyrights, slogans, labels and designs of the PRODUCTS, the Trademarks and Trade names and the goodwill pertaining thereto (hereinafter, collectively, the “PRODUCTS IP”) are reserved by and shall at all times vest and remain in SUPPLIER’S ownership, and DISTRIBUTOR shall not attempt to acquire any rights in the same or contest the title or rights of SUPPLIER in and to the same. DISTRIBUTOR shall use the PRODUCTS IP rights of SUPPLIER exclusively within the scope of this Agreement and SUPPLIER’S instructions. DISTRIBUTOR shall not, within or outside the TERRITORY, register or have registered by third parties, or enforce or have enforced by third parties, any protective rights, e.g. trademarks, that are partly or wholly identical with or similar to the intellectual property rights of SUPPLIER.

5.8 All matters relating to the import of the PRODUCTS into the TERRITORY and their distribution and use therein, including import licenses and custom duties, as well as any other regulatory issues applicable in the TERRITORY, are under the sole responsibility of DISTRIBUTOR and all costs expenses and payments relating thereto shall be born by DISTRIBUTOR.

5.9 DISTRIBUTOR agrees to defend and hold harmless SUPPLIER from any and all claims, actions and suits asserted by any person or entity, and indemnify SUPPLIER for any and all liabilities,  judgments, losses, damages, costs, charges, attorneys fees and other expenses resulting of the failure of DISTRIBUTOR to comply with the requirements of Sections 5.2, 5.3, 5.5, 5.7 and 5.8 hereof.

6. Pricing by DISTRIBUTOR

DISTRIBUTOR shall be free to determine its selling prices. Any end-user price lists that may be issued by SUPPLIER constitute non-binding recommendations and shall be clearly marked as such by DISTRIBUTOR.  The same shall apply mutatis mutandis to any calculation examples and other documents of this kind.

7. Commercial and legal provisions regarding the sale of the PRODUCTS

7.1 SUPPLIER sells, and DISTRIBUTOR buys the PRODUCTS in accordance with the terms and provisions of this Agreement.

7.2 The prices of the PRODUCTS payable by DISTRIBUTOR are set out in Annex 1.

7.3 Payment terms shall be net 45 days.

7.4 Payments shall be made in Euro.

7.5 All sales from SUPPLIER to DISTRIBUTOR shall be final, and no sale from SUPPLIER to DISTRIBUTOR shall be deemed to be on consignment or on a "sale or return" basis, except with respect to demonstration or evaluation units as specified by and agreed to by SUPPLIER in writing.

8. Termination

This Agreement may be terminated at any time as follows, subject to the provisions of this Section 8:

(a)
This Agreement may be terminated for convenience by either party by providing the other party with a six (6) months prior written notice of termination, provided that such notice of termination for convenience may only be submitted after eighteen (18) months have passed from the Effective Date, such that the actual Agreement Term will be no less than twenty-four (24) months (unless terminated earlier for default as set forth in Section 8 (b) herein).

(b)
Notwithstanding the above, this Agreement may be terminated by either party on forty five (45)   days prior written notice if the other party breaches any of its obligations contained in this  Agreement or any representation or warranty by it, is proven to be materially inaccurate.

(c)	Notwithstanding the above, this Agreement may be terminated by either party immediately uponproviding the other party with a written termination notice if:

(i)  either party ceases to function as a viable business operation;

(ii)  either party ceases to conduct its operations in the normal course of business;

(iii)  upon institution by or against either party of any bankruptcy, insolvency or receivership proceeding or an admission by either party of its inability to pay its debts as they become due;

(iv)  upon commencement by either party of any steps toward liquidation, dissolution or winding up of its affairs; or

(v)  DISTRIBUTOR infringes the intellectual property rights of SUPPLIER;

(vi)  DISTRIBUTOR is no longer able to perform this Agreement for whichever reason;

9. Consequences of termination

9.1 After the termination of this Agreement for whichever reason, the party shall be under a duty to   comply with the following obligations:

9.2 The duty to maintain confidential business secrets marked as „confidential“ shall continue in force and effect in the period of two (2) years.

9.3 DISTRIBUTOR shall forthwith discontinue the use of SUPPLIER'S intellectual property; DISTRIBUTOR shall therefore e.g. arrange for the deletion of entries making reference thereto, e.g. in trade or telephone directories, remove all signs and destroy all objects relating to SUPPLIER.

9.4 The documents and other objects made available to DISTRIBUTOR by SUPPLIER, including any goods subject to reservation of title or not paid at the time of termination, shall be forthwith returned to SUPPLIER at DISTRIBUTOR'S expense.  The aforesaid shall also apply to copies or representations of part or all of the contents on other data carriers, e.g. the pictures or digital data.

9.5 Any and all claims of SUPPLIER that have not already become due earlier shall become due as per the termination of this contractual relationship.

9.6 Sections 13 through 19 shall remain in force and effect.

10. Warranty and liability

10.1 SUPPLIER warrants only  that the PRODUCTS will conform to Cell Kinetics's published specifications for such products in effect at the time of order acceptance. If a Failure has occured, DISTRIBUTOR shall return the failed PRODUCT to SUPPLIER, who will, at its option, (1) repair or replace the PRODUCTS at no charge, or (2) refund the purchase price.  All replaced parts will become the property of SUPPLIER, and will delivered back to SUPPLIER on its expenses.

(a) This warranty does not include damage to the PRODUCTS or the result of uses resulting from a cause other than Product Failure, including any use of PRODUCT not in accordance with the instruction manual provided by SUPPLIER, improper shipment, storage, installation, testing, operation, failure which originate by the sample or maintenance or neglect, accident, fire, lightning, power or air conditioning failure or other hazard, unreasonable use, or servicing or modification of the part by anyone other than SUPPLIER.

(b) The warranty and remedies set forth above are exclusive and in lieu of all others, oral or written, expressed or implied.  SUPPLIER makes no warranties or representations as to performance of the PRODUCTS or as to SUPPLIER service to DISTRIBUTOR or to any other person, except as set forth above.  Except as set forth above, all implied warranties, including, but not limited to, implied warranties of merchantability and fitness for a particular purpose are hereby excluded. SUPPLIER shall not be liable in event,  for any indirect, incidental, consequential, special, punitive or exemplary damages, including loss of uses, revenue and/or profits, sustained or incurred regardless of the form of action, whether in contract, tort and/or delict, including negligence, strict liability or otherwise, and whether or not such damages were foreseen or unforeseen.

10.2 SUPPLIER'S liability to DISTRIBUTOR, its agents, customers, end users, or any other persons under any provision of this Agreement, or relating to any transaction contemplated by this Agreement  shall be limited to the amount actually paid by DISTRIBUTOR to SUPPLIER under this Agreement.   SUPPLIER shall be released from all obligations, liability, claims or demands in excess of the limitations provided in this Section 13 here of.  Under no ircumstances shall SUPPLIER be liable to any goods other than the PRODUCTS, breach of contract, negligence or such other similar actions.

10.3 SUPPLIER does not assume any liability in connection with marketing activities undertaken by DISTRIBUTOR in connection with the implementation of such activities.

10.4 Without derogating from the above, the SUPPLIER agrees to defend and hold harmless the DISTRIBUTOR from any and all claims, actions and suits asserted by any person or entity, and indemnify DISTRIBUTOR for any and all liabilities, judgments, losses, damages, costs, charges, attorneys fees and other expenses resulting of the failure of SUPPLIER to comply with the requirements of Sections 13.1, and 13.2, hereof.

11. Formal requirements, deadlines

11.1 Any and all changes and amendments to this Agreement, including the present clause, shall only be valid if made in writing and signed at least by both parties against which the change or amendment shall be enforced.

11.2 Any notices required pursuant to this Agreement or the law shall be sent by registered mail. For determining and ensuring compliance with deadlines, the postmark of an Israel and Italiy post office shall be decisive.

12. Annexes and examples

12.1 Any and all annexes hereto shall constitute integral parts of this Agreement, unless expressly provided otherwise herein.

12.2 Any examples or headings herein shall not limit the meaning of the provisions hereof.

13. Entire agreement

This Agreement shall finally regulate the legal relationship between the parties. Any agreements concluded, statements made, or other legally relevant circumstances applicable prior to or at the time of the entry into this Agreement shall become null and void upon the signing of this Agreement.

14. Waiver of claims

Except where this Agreement provides otherwise, no waiver of rights can be derived from any action or omission of a party, unless such waiver is expressly declared in writing.

15. Governing law

This Agreement shall be governed by Israel law.

16. Jurisdiction; Service of process

The venue for legal dispute arising out of this Agreement shall be exclusively settled at competent court in Tel Aviv, Israel. In this regard, the parties hereto do submit their respective jurisdiction to the above respective court.

17. Provisions severable

17.1 The present or future invalidity or unenforceability of any provisions herein shall not affect the remainder of this Agreement.

17.2 Any such invalid provisions shall be replaced by valid and enforceable provisions achieving the intended purpose to the maximum possible extent.

SUPPLIER: Cell Kinetics, Ltd.

By: /s/_______________________________

Dr. Asaf Ben-Arye, President and CEO

By: /s/_______________________________

Mr. Smuel Peretz. Chairman of the Board

DISTRIBUTOR: EuroClone SpA

By: /s/_______________________________

Franco Aiolfi, President & CEO

List of Annexes:

Annex 1.  The transfer price list of the PRODUCTS in US Dollar

Annex 2.  NDA

Annex 3.  Marketing and Sales plan

Annex 1.  The transfer price list of the PRODUCTS in US Dollar

Cat #	Product	Price US $
CKPA0100024	CKChip Starter kit Grid A20/4	1118
CKPA0100050	CKChip Starter kit Grid A50,	1118
CKPA0200024	CKChip pack of 6 Grid A20/4	109.2
CKPA0200050	CKChip pack of 6 Grid A50	109.2
CKPA0300024	CKChipI Starter kit Grid A20/4	1118
CKPA0300050	CKChipI Starter kit Grid A50	1118
CKPA0400024	CKChip I pack of 6 Grid A20/4	128.7
CKPA0400050	CKChip I pack of 6 Grid A50	128.7
CKPA0500024	CKChip HM Starter kit Grid A20/4	1118
CKPA0500050	CKChip HM Starter kit Grid A50	1118
CKPA0600024	CKChip HM pack of 6 Grid A20/4	128.7
CKPA0600050	CKChip HM pack of 6 Grid A50,	128.7
CKPA0700024	DynamiCa CKChip, Calcium Starter kit Grid A20/4	1202.5
CKPA0700050	DynamiCa CKChip, Calcium Starter kit Grid A50,	1202.5
CKPA0800024	DynamiCa CKChip, Calcium assay kit,pack of 15 Grid A20/4	390
CKPA0800050	DynamiCa CKChip, Calcium assay kit,pack of 15 Grid A50	390
CKPA0900024	DynamiCa CKChip I, Calcium Starter kit Grid A20/4	1202.5
CKPA0900050	DynamiCa CKChip I, Calcium Starter kit Grid A50,	1202.5
CKPA1000024	DynamiCa CKChip I, Calcium assay kit,pack of 15 Grid A20/4	390
CKPA1000050	DynamiCa CKChip I, Calcium assay kit,pack of 15 Grid A50	390

Annex 3

NON-DISCLOSURE AGREEMENT

THIS NON-DISCLOSURE AGREEMENT is entered into as of this ___________ 2009, by and between Cell-Kinetics Ltd. of 2 Yodfat st. Lod Israel, a corporation organized under the laws of Israel, (CK), and EuroClone SpA. of Via Figino, 20/22 - 20016 Pero (MI), Italy ( EC  )

WHEREAS, CK is the owner of confidential information relating to its unique proprietary technology for cytometry, cell analysis and manipulation including inventions and patents on a cell carrier for multi single live cell analysis; and

WHEREAS EC is the owner of confidential information relating to its line of products, and has intellectual property rights thereto; and

WHEREAS the parties are discussing certain matters which may require each party to disclose certain confidential and proprietary information to the other (the "Purpose"); and

WHEREAS the party disclosing Information shall hereinafter be referred to as the “Disclosing Party” and the party receiving such Information shall be referred to as the “Receiving Party”.

NOW THEREFORE, the parties agree as follows:

1.
The term “Confidential Information” as used in this Agreement shall mean all trade secrets and information which is proprietary to the Disclosing Party  including, but not limited to, type design data, drawings, photographs, specifications, models, prototypes, designs, materials, construction or assembly, computer hardware and software (whether in machine-readable or human-readable form), technical, commercial and operational information concerning products, information concerning manufacturing methods and techniques, quality control and test methods, marketing data including target customers, customer lists and market plans, cost and pricing data and product applications.

2.
The Receiving Party agrees to hold all Confidential Information disclosed to it by the Disclosing Party in strict confidence and will not disclose or use the Confidential Information for its benefit or the benefit of any other company or entity anywhere in the world or any other purpose other than for the “Purpose” set forth in the recitals herein.

3.	The restrictions of paragraph 2 above, and paragraphs 4 and 5 below, do not apply to Confidential Information to the extent such information:

a)	was already in the public domain at the time of disclosure hereunder; or

b)	subsequently becomes part of the public domain through no fault of the Receiving Party; or

c)
was properly in the Receiving party’s possession prior to receipt thereof from the Disclosing Party as evidenced by written records or other writings in existence, or by actual proof of use by the Receiving Party prior to  the disclosure by the disclosing party; or

d)	is used or disclosed in accordance with the prior written approval of the Disclosing Party;

e)
Receiving party is required by governmental or court order to disclose such information, provided that Receiving party shall provide the Disclosing Party with advance notice thereof to enable the Disclosing Party the opportunity to prevent or control such disclosure.

In each case, the burden of proof shall lie with the Receiving Party to demonstrate by written contemporaneous documentation, that one of the above-listed exceptions applies.

4.
The Receiving Party agrees to maintain all Confidential Information received from the Disclosing Party in the same manner that the Receiving Party maintains its own confidential information, provided that the standard of care required shall be at least a reasonable standard.

5.
All Confidential Information is and shall remain the property of the Disclosing Party.  At any time that the Disclosing Party may request or upon the expiration of this agreement, the Receiving Party shall return the Confidential Information and shall certify in writing that all copies thereof in its possession have been destroyed.

7.	Confidential Information that is exchanged hereunder may only be used by the Receiving Party in pursuance of the Purpose set forth in the recitals herein.

8.
The Disclosing Party makes no representation, warranty, assurance, or inducement, express or implied, as to the Confidential Information’s adequacy, sufficiency, or freedom from defect of any kind including, but not limited to, freedom from patent infringement that may result from use of such information, nor shall Receiving Party obtain any license or other rights in the Disclosing Party’s patents, copyrights or other data by reason of any disclosure hereunder.

9.
This Agreement sets out and constitutes the entire agreement between the parties with respect to the disclosure, protection and use of Confidential Information and supersedes all prior agreements, whether oral or written, relating to such matters and all other prior communications between the parties relating to the subject matter of this Agreement.

10.
The construction, validity and performance hereof shall be governed by and construed in accordance with the Laws of the State of Israel.  If either party is alleged to have breached this Agreement, then the other party shall be entitled to seek injunctive relief from any court of competent jurisdiction exclusively in Israel.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

Cell Kinetics Ltd.	EuroClone SpA

By:	By:

Title:	Title:

Signature:	Signature:

Annex 3
Sales and Marketing Plan

To be made and presented as part of this agreement. Alongside a rolling 4 quarters forcast. A minimum of 60 Starter kits per year